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August 23, 2005


Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC 20549

RE: National Property Analysts Master Limited Partnership
    Form 10-K for the year ended December 31, 2004
    File No. 000-24816

Dear Mr. Jacobs:

On behalf of National Property Analysts Master Limited Partnership ("NPAMLP"), I am writing to you in response to the comments of the staff in the letter dated August 9, 2005 regarding NPAMLP's Annual Report on Form 10-K for its fiscal year ended December 31, 2004 and our response to the comments of the staff in their letter dated June 30, 2005.

The following discussion is keyed to the comments in the staff's August 9 letter. For ease of review, we have included the staff comments in numerical order, and we have included our responses in bold following each staff comment. I have also included the following background information on NPAMLP, and its formation, to provide additional information surrounding NPAMLP's policies and operating objectives.

Background:
National Property Analysts Master Limited Partnership ("NPAMLP") was organized under the Delaware Revised Uniform Limited Partnership Act in January, 1990 as part of a court ordered consolidation of the operation of the properties owned by certain limited partnerships (the "Partnerships") previously sponsored by National Property Analysts, Inc. and its affiliates ("NPA"). The term of NPAMLP will continue until December 31, 2013, unless sooner terminated in accordance with the terms of the limited partnership agreement of NPAMLP (the "Partnership Agreement"). The court ordered consolidation resulted from the settlement of a

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class action commenced in 1988 in the United States District Court for the
Southern District of New York by certain limited partners of the Partnerships (the "Action"). The creation of NPAMLP resulted from the settlement of the Action. In 1989, the plaintiffs and certain defendants in the Action, including NPA, entered into an agreement regarding a settlement of the Action (the "Settlement Agreement").

The Settlement Agreement provided that certain steps would be taken to reorganize the operations of, and consolidate in one entity, the ownership of the properties (the "Consolidation"). The Settlement Agreement also provided that in connection with the Consolidation, the wrap mortgages and second mortgages would be restructured (the "Restructuring"). Pursuant to the Restructuring, the wrap mortgages and second mortgages were restructured to reduce the interest rate on the wrap mortgages and to permit the NPAMLP to have the opportunity to receive a portion of the proceeds of a sale of the properties at an earlier point than permitted to the Partnerships prior to the Restructuring (i.e., prior to full payment of the outstanding balance on the wrap mortgages and the second mortgages) (the "Restructuring Agreement"). Copies of the Partnership Agreement, Settlement Agreement, Consolidation Agreement and Judgment and Order of the Court, have been filed as exhibits to NPAMLP's Form 10 filed July 14, 1994.

The Limited Partners are prohibited from transferring their interests in NPAMLP except by will, inheritance or operation of law and no additional limited partners may be admitted as partners of NPAMLP. In addition, there is no trading market for the interests of the limited partners in NPAMLP (see Part II, Item 5 in the report on Form 10-K of NPAMLP for the year ended December 31, 2004).

NPAMLP intends to hold the properties until such time as it is deemed prudent to dispose of them. Pursuant to the Partnership Agreement, the precise timing of disposition of properties is in the discretion of the Managing General Partner. The determination of whether a property should be sold or otherwise disposed of is made by the Managing General Partner after consideration of relevant factors, including performance of the property, market conditions, the financial requirements of NPAMLP and the tax consequences to limited partners, with a view toward achieving the principal investment objectives of NPAMLP.

In keeping with the foregoing considerations, the objectives of the NPAMLP are, to attempt to implement, with respect to the properties, effective management, leasing, cost control and capital improvement policies and techniques and thereby to (i) preserve and protect NPAMLP's properties in order to avoid the loss of any properties to foreclosure; (ii) enhance the potential appreciation in the value of NPAMLP's properties; and (iii) provide available cash flow from the Properties to the partners of NPAMLP, while at the same time possibly deferring the recognition of taxable income for the limited partners of NPAMLP At its formation, it was not anticipated that NPAMLP would be in a position to distribute cash flow from operations to its partners in its foreseeable future.

With the above in mind, we now respond to the questions of the staff as detailed in their August 9, 2005 comment letter, and hope that the above has helped to clarify our responses.

Item 1. We read your response to comments 2 and 4. Please further explain to us the

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circumstances in which each of your wraparound mortgage payment obligations were forgiven by NPAEP and PVPG, including how the underlying mortgage obligations "were satisfied at closing" in reference to your response to comment 2. Please also explain to us why NPAEP and PVPG forgave amounts due under your wraparound mortgage since this obligation is cross-collateralized and tell us specific accounting literature you rely on to support gain recognition on the debt forgiveness in light of the fact that Mr. Lipkin controls NPAEP, PVPG and your Managing General Partner. In your response, explain how you considered footnote
1 of APP 26 in your accounting. Refer also to paragraph 16 of SFAS 140.

THIS QUESTION HAS THREE PARTS, WHICH WE WILL RESPOND TO SEPARATELY AS FOLLOWS:

(a) Please further explain to us the circumstances in which each of your wraparound mortgage payment obligations were forgiven by NPAEP and PVPG, including how the underlying mortgage obligations "were satisfied at closing" in reference to your response to comment 2.

IN CONNECTION WITH THE SALES OF PROPERTY REPORTED IN NOTES 5 AND 6, THE THIRD PARTY UNDERLYING MORTGAGES, IF ANY, WERE, WITH ONE EXCEPTION, PAID OFF FROM THE PROCEEDS FROM THE SALES AND SATISFIED AT CLOSING. THE MORTGAGE ON THE CRESCENT CITY PROPERTY WAS ASSUMED BY THE RELATED PARTY BUYER (REFER TO NOTE 3 TO THE FINANCIAL STATEMENTS - RELATED PARTY TRANSACTIONS).

(b) Please also explain to us why NPAEP and PVPG forgave amounts due under your wraparound mortgage since this obligation is cross-collateralized and tell us specific accounting literature you rely on to support gain recognition on the debt forgiveness in light of the fact that Mr. Lipkin controls NPAEP, PVPG and your Managing General Partner.

THE WRAPAROUND MORTGAGE HOLDER'S JUDGMENT TO FORGIVE WRAP BALANCES REMAINING AFTER SALE WAS MADE AS A CREDITOR, TAKING INTO ACCOUNT VARIOUS FACTORS AND BUSINESS ISSUES (INCLUDING THE FUTURE INTEREST AGREEMENT) THAT A CREDITOR GENERALLY CONSIDERS IN FORGIVING A PORTION OF A LOAN. IN MAKING THIS JUDGMENT, NPAEP AND PVPG ALSO TOOK INTO ACCOUNT THAT THEY WERE ADEQUATELY SECURED, I.E., THAT THE BALANCE REMAINING ON THE WRAPAROUND MORTGAGES WAS, IN THEIR JUDGMENT, SUFFICIENTLY SECURED BY THE REMAINING PROPERTIES. MR. LIPKIN'S DUTIES AS MANAGING GENERAL PARTNER, PROVIDE HIM WITH THE NECESSARY INFORMATION AND FAMILIARITY OF THE PROPERTIES TO MAKE THIS JUDGMENT. SEE RESPONSE 1 (c) BELOW FOR SPECIFIC ACCOUNTING LITERATURE CITED.

(c) In your response, explain how you considered footnote 1 of APB 26 in your accounting. Refer also to paragraph 16 of SFAS 140.

MANAGEMENT CONSIDERED FOOTNOTE 1 TO APB 26 WHICH SUGGESTS THAT THE FORGIVENESS OF THE WRAPAROUND MORTGAGE OBLIGATIONS BY NPAEP AND PVPG, RELATED PARTIES TO NPAMLP, "MAY IN ESSENCE BE CAPITAL TRANSACTIONS". NPAMLP HAS NEVER ACCOUNTED FOR EXTINGUISHMENTS OF DEBT AS CAPITAL TRANSACTIONS BECAUSE THE TERMS OF THE PARTNERSHIP AGREEMENT OF NPAMLP PROHIBIT SUCH CAPITAL TRANSACTIONS.

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SECTION 3.9 (b) OF THE PARTNERSHIP AGREEMENT STATES THAT:

     "IF THE GENERAL PARTNER OR ANY AFFILIATE OF THE GENERAL PARTNER MAKES ANY LOAN OR LOANS TO THE PARTNERSHIP (i) THE AMOUNT OF SUCH LOAN SHALL NOT BE TREATED AS A CONTRIBUTION TO THE CAPITAL OF THE PARTNERSHIP, BUT SHALL BE A DEBT DUE FROM THE PARTNERSHIP, (II) SUCH LOAN SHALL BE REPAYABLE UPON SUCH TERMS AND CONDITIONS AS THE GENERAL PARTNER OR SUCH AFFILIATE SHALL DESIGNATE, BUT MAY NOT INCLUDE ANY "EQUITY PARTICIPATION".

THE PARTNERSHIP AGREEMENT HAS BEEN PREVIOUSLY FILED BY NPAMLP AS AN EXHIBIT TO ITS REPORT ON FORM 10 FILED ON JULY 14, 1994.

NPAMLP ACCOUNTS FOR THE FORGIVENESS OF THE WRAPAROUND MORTGAGES AS AN EXTINGUISHMENT OF DEBT AND, IN ACCORDANCE WITH APB 26, RECOGNIZES GAINS FROM SUCH EXTINGUISHMENTS IN THE PERIOD OF THE DISPOSITION OF THE PROPERTY THAT GAVE RISE TO THE FORGIVENESS. THE DEBTOR, NPAMLP, HAS BEEN LEGALLY RELEASED FROM THE LIABILITY OF THE FORGIVEN WRAPAROUND MORTGAGE, AND AS SUCH, PURSUANT TO PARAGRAPH 16 OF SFAS 140, THE FORGIVENESS IS ACCOUNTED FOR AS AN EXTINGUISHMENT OF DEBT.

Item 2. We read your response to comment 3. We do not understand how the amounts disclosed in Notes 6 and 9 reconcile to the amounts reported in your statement of operations as other income and discontinued operations. As such, we reissue our prior comment 3 in its entirety. Please show us how the amounts disclosed in Notes 6 and 9 reconciled to the amounts reported in your statement of operations for each of the years ended December 31, 2004, 2003 and 2002.

THE AMOUNTS DISCLOSED IN NOTES 6 AND 9 RECONCILE TO THE STATEMENT OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 AS FOLLOWS:

2004: THE STATEMENT OF OPERATIONS REFLECTS GAINS FROM THE FORGIVENESS OF WRAPAROUND MORTGAGES IN THE AGGREGATE AMOUNT OF $5,627,000 WHICH AGREES TO THE AMOUNTS DISCLOSED IN NOTE 9.

NOTE 6 REPORTS GAINS FROM THE DISPOSITION OF PROPERTIES IN THE AMOUNT OF $6,507,000. THE STATEMENT OF OPERATIONS REFLECTS GAINS FROM THE DISPOSITION OF PROPERTIES IN THE AMOUNT OF $5,894,000. THE DIFFERENCE IS COMPRISED OF THE AMOUNT OF SELLING EXPENSES INCURRED, WHICH IS NETTED AGAINST GAINS FOR FINANCIAL STATEMENT PURPOSES;

2003: THE STATEMENT OF OPERATIONS REFLECTS GAINS FROM THE FORGIVENESS OF WRAPAROUND MORTGAGES IN THE AGGREGATE AMOUNT OF $1,237,000 AND GAINS FROM THE DISPOSITION OF PROPERTIES IN THE AMOUNT OF $923,000, FOR AN AGGREGATE GAIN FROM DISPOSITION OF PROPERTIES OF $2,160,000, NET OF SELLING EXPENSES. THIS AGGREGATE AMOUNT IS COMPRISED OF THE GAINS FROM DISPOSITION OF PROPERTIES RECOGNIZED FROM THE DISPOSITION OF THE ESCANABA AND WHEELERSBURG PROPERTIES, REPORTED IN NOTE 6, AND THE GAINS FROM THE DISPOSITION OF THE

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HUTCHINSON AND CLACKAMAS PROPERTIES, REPORTED IN NOTES 5 AND 10, RESPECTIVELY.
THESE GAIN CALCULATIONS REFLECT THE REDUCTION IN THE AMOUNTS OF THE WRAPAROUND MORTGAGE OBLIGATIONS, NET OF DISCOUNTS, REPORTED IN NOTE 9;

2002: THE STATEMENT OF OPERATIONS REFLECTS GAINS FROM THE FORGIVENESS OF WRAPAROUND MORTGAGES IN THE AGGREGATE AMOUNT OF $10,770,000 AND LOSSES FROM THE DISPOSITION OF PROPERTIES IN THE AMOUNT OF $3,961,000, (INCLUDING AN IMPAIRMENT LOSS OF $413,000) FOR AN AGGREGATE GAIN FROM DISPOSITION OF PROPERTIES OF $6,809,000, NET OF SELLING EXPENSES. THE PROPERTY DISPOSITIONS IN 2002 AROSE FROM SEVERAL TYPES OF TRANSACTIONS AND ARE ACCORDINGLY REPORTED IN SIX (NOTES 2(a), 3, 5, 6, 7, AND 13) OF THE NOTES TO THE FINANCIAL STATEMENTS. THE GAINS AND LOSSES REPORTED IN THESE NOTE AGGREGATE $6,809,000. NOTE 9 REPORTS THE AMOUNTS OF THE REDUCTION IN WRAPAROUND MORTGAGES, NET OF DISCOUNTS, WHICH ARE INCLUDED IN THE GAIN AND LOSS CALCULATIONS REPORTED IN THE VARIOUS NOTES.

Item 3. Your response to comment 5 does not provide us with a sufficient explanation of your basis in accounting to support gain recognition. As such, we reissue our prior comment 5 in part. Please tell us in sufficient detail how you considered the guidance in EITF 02-4 in determining whether this transaction is within the scope of SFAS 15. We note that you appear to meet the condition in paragraph 5(c)(3) of SFAS 15. In your response, please explain to us the contrary evidence you rely on to overcome this characteristic.

MANAGEMENT OF NPAMLP DID NOT, AND DOES NOT, CONSIDER THE LAKE MARY TRANSACTION A TROUBLED DEBT RESTRUCTURING SUBJECT TO THE PROVISIONS OF SFAS 15. THE PARTIAL FORGIVENESS OF THE WRAPAROUND MORTGAGE BY NPAEP WAS TREATED AS AN EXTINGUISHMENT OF DEBT IN ACCORDANCE WITH APB 26, WHICH RESULTED IN GAIN RECOGNITION IN THE PERIOD OF THE FORGIVENESS.

MANAGEMENT OF NPAMLP ARRIVED AT THE ABOVE CONCLUSION BASED ON THE GUIDANCE PROVIDED IN EITF 02-4 AND THE MODEL DESCRIBED IN PARAGRAPH 6 OF EITF 02-4. AS NOTED BELOW IN OUR RESPONSE TO ITEM 4, IN FOLLOWING THE GUIDANCE OF EITF 02-4, MANAGEMENT CONSIDERED THE DEBTOR TO BE NPAMLP, TAKEN AS A WHOLE. SINCE NPAMLP WAS NOT IN DEFAULT OF ANY OF ITS FINANCIAL OBLIGATIONS AND HAD ACCESS TO OTHER SOURCES OF CAPITAL, IT WAS NOT CONSIDERED TO BE EXPERIENCING FINANCIAL DIFFICULTY. ACCORDINGLY, THE TRANSACTION WAS NOT CONSIDERED TO BE WITHIN THE SCOPE OF SFAS 15.


Item 4. We note in your response to comment 5 that NPAEP is not experiencing financial difficulties, however, please tell us how you considered the financial difficulties of the individual property that secured this first mortgage in reaching your conclusion. If you do not believe the property is experiencing financial difficulties, please explain to us why your creditor granted NPAEP a concession.

THERE WAS A TYPOGRAPHICAL ERROR IN OUR LETTER DATED JULY 22, 2005 IN THE RESPONSE TO ITEM 5. THE LAST TWO SENTENCES OF THE THIRD PARAGRAPH SHOULD HAVE
READ:

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     "NPAMLP [NOT NPAEP] UTILIZED THE MODEL OUTLINED IN EITF 02-4 IN DETERMINING
     WHETHER THIS TRANSACTION WAS WITHIN THE SCOPE OF SFAS 15. SINCE NPAMLP [NOT NPAEP] WAS NOT EXPERIENCING FINANCIAL DIFFICULTIES, THE MODIFICATION WAS
     NOT CONSIDERED WITHIN THE SCOPE OF SFAS 15."

ONE OF THE PURPOSES OF THE CONSOLIDATION WAS TO GIVE THE PARTNERS THE BENEFIT OF THE PERFORMANCE OF THE PROPERTIES AS A WHOLE, RATHER THAN HAVE THEM RELY ON THE SUCCESS OF ANY ONE PROPERTY. ACCORDINGLY, IN EVALUATING WHETHER THE DEBTOR WAS EXPERIENCING FINANCIAL DIFFICULTIES, AS CONTEMPLATED BY PARAGRAPH 6 OF EITF 02-4, MANAGEMENT DID NOT CONSIDER THE PROPERTIES INDIVIDUALLY, BUT RATHER CONSIDERED WHETHER NPAMLP TAKEN AS A WHOLE, WAS HAVING FINANCIAL DIFFICULTY.

WE ASSUME THAT THE CREDITOR ON THE LAKE MARY PROPERTY MADE AN ECONOMIC DECISION BY EVALUATING THE LIKELIHOOD OF RECOVERING THE FULL VALUE OF ITS MORTGAGE WITH THE TENANT IN PLACE (THE PREVIOUS SUBTENANT OF KMART PRIOR TO KMART'S BANKRUPTCY) AT A REDUCED RENT VERSUS GRANTING A CONCESSION TO NPAMLP ON ITS MORTGAGE IMMEDIATELY OR SOME OTHER FORM OF MODIFICATION.

Item 5. Notwithstanding your response to our above comments, since you deemed this modification to be substantial under EITF 96-19 please tell us how you accounted for the unamortized discount in your calculation of the gain or loss on debt extinguishment. In your response, please also show us how you calculated an unamortized discount of $11,535,000 associated with a wraparound mortgage with a balance, net of unamortized discount, of only $3.3 million at December 31, 2004. Refer to our prior comment 6.

THE LAKE MARY PROPERTY WAS ACQUIRED IN DECEMBER 1994 TO COMPLETE THE PURCHASE (REPLACEMENT) SIDE OF A TAX DEFERRED EXCHANGE TRANSACTION ARISING FROM THE SALE OF FOUR SMALLER PROPERTIES. ACCORDINGLY, THE BALANCE OF THE WRAPAROUND MORTGAGE, AND RELATED DISCOUNT, ON THE LAKE MARY PROPERTY IS EQUAL TO THE BALANCES OF THE WRAPAROUND MORTGAGES, AND RELATED DISCOUNTS, ON THE FOUR PROPERTIES SOLD AS OF THE EFFECTIVE DATE OF THE EXCHANGE. THE AMOUNT OF THE DISCOUNT IS ATTRIBUTABLE TO THE FACT THAT THERE WERE SUBSTANTIAL BALLOON PAYMENTS DUE ON THE NON-INTEREST BEARING PORTIONS OF THE WRAPAROUND MORTGAGES (SEE ABOVE DISCUSSION OF THE RESTRUCTURING AGREEMENT AFFECTING THE WRAP MORTGAGES) ON THE FOUR PROPERTIES.

AT DECEMBER 31, 2003 (JUST PRIOR TO THE DEBT FORGIVENESS) THE WRAPAROUND MORTGAGE BALANCE AND UNAMORTIZED DISCOUNT WERE $17,745,000 AND $11,535,000, RESPECTIVELY, FOR A NET WRAPAROUND MORTGAGE BALANCE OF $6,210,000. AT DECEMBER 31, 2004, AFTER GIVING EFFECT TO THE PARTIAL FORGIVENESS, A WRAPAROUND MORTGAGE PRINCIPAL PAYMENT OF $1,000,000 AND THE 2004 AMORTIZATION OF THE DISCOUNT, THE NET WRAPAROUND MORTGAGE BALANCE WAS $3,248,000.

MANAGEMENT OF NPAMLP REVIEWED THE FAIR VALUE OF ITS DEBT INSTRUMENTS AS OF DECEMBER 31, 2004 IN ACCORDANCE WITH SFAS 107. SINCE THE WRAPAROUND MORTGAGES ARE CROSS-

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COLLATERALIZED, THEY ARE EVALUATED IN THE AGGREGATE. MANAGEMENT CONCLUDED THAT
THE WRAPAROUND MORTGAGES WERE VALUED AT FAIR MARKET AS OF DECEMBER 31, 2004.

Item 6. We note in your response to comment 7 that the present value of the reduction in the balloon payments was not greater than 10% of the balance of the wraparound mortgages. Please tell us whether the present value of all cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of all remaining cash flows under the terms of the original instrument. In your response, please confirm whether you evaluated the "substantial" criteria under EITF 96-19 on an individual wrap mortgage basis. If not, please tell us your basis for evaluating this modification on an aggregate basis and tell us whether your evaluation on an individual wrap mortgage basis would yield a different conclusion.

AS NOTED IN OUR JULY 22, 2005 RESPONSE, OUR DETERMINATION THAT THE MODIFICATION OF THE WRAPAROUND MORTGAGES WAS NOT SUBSTANTIAL WAS MADE BY CALCULATING THE PRESENT VALUE OF THE REDUCTION IN THE BALLOON PAYMENTS DUE ON THE WRAPAROUND MORTGAGES ARISING FROM THE CHANGE IN INTEREST RATES. WE CONCLUDED THAT THE MODIFICATION WAS NOT SUBSTANTIAL. SINCE THE WRAPAROUND MORTGAGES ARE CROSS-COLLATERALIZED, MANAGEMENT COMPLETED ITS EVALUATION ON THE WRAPAROUND MORTGAGES IN THE AGGREGATE, AND NOT ON AN INDIVIDUAL MORTGAGE BASIS. THIS CONCLUSION WAS SUBSEQUENTLY VERIFIED BY CALCULATING THE PRESENT VALUE OF ALL OF THE PAYMENTS DUE ON THE MODIFIED WRAPAROUND MORTGAGES VERSUS THE PRESENT VALUE OF THE PAYMENTS DUE ON THE WRAPAROUND MORTGAGES PRIOR TO THE MODIFICATION, IN ACCORDANCE WITH EITF 96-19. THIS SUBSEQUENT VERIFICATION, PER THE GUIDANCE SET FORTH IN EITF 96-19, ALSO DETERMINED THAT THE MODIFICATION WAS NOT SUBSTANTIAL ON AN INDIVIDUAL WRAPAROUND MORTGAGE BASIS.

NPAMLP understands that it is responsible for the adequacy and accuracy of the disclosure in its filings. NPAMLP acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings of NPAMLP and that NPAMLP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                               Sincerely,

                                               /s/ David Simon
                                               -------------------------
                                               David Simon
                                               Vice President


cc: Peter Fridirici, Esquire
      Asher & Company, Ltd.



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